AKARI THERAPEUTICS, PLC

24 West 40th Street

New York, NY 10018

October 28, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Attention:	Suzanne Hayes
Scott Foley

Re:	Akari Therapeutics, Plc
Registration Statement on Form S-3
Filed on October 16, 2015
File No. 333-207443

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Akari Therapeutics, Plc (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, October 30, 2015, at 10:00 a.m., EST, or as soon as thereafter practicable.

Please note that the Company acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 28, 2015

Any questions regarding this request should be addressed to Jeffrey P. Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 935-3000.

Thank you very much.

Very truly yours,

AKARI THERAPEUTICS, PLC

/s/ Gur Roshwalb
Gur Roshwalb, M.D.
Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.